BellRing Brands, Inc.

2503 S. Hanley Road

St. Louis, Missouri 63144

October 15, 2019

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Irene Barberena-Meissner, Staff Attorney Kevin Dougherty, Staff Attorney John Cannarella, Staff Accountant Karl Hiller, Accounting Branch Chief

Re:	BellRing Brands, Inc.
Registration Statement on Form S-1 (File No. 333-233867)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-233867) (the “Registration Statement”) of BellRing Brands, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 16, 2019, or as soon as practicable thereafter, or at such later time as the Company may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes Tom Zook of Lewis Rice LLC, counsel to the Company, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Lewis Rice LLC by calling Tom Zook at (314) 444-7671.

Thank you for your assistance in this matter.

Very truly yours,

BellRing Brands, Inc.

By:	/s/ Paul A. Rode
Name:	Paul A. Rode
Title:	Chief Financial Officer